UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2001

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Item 5. Other Events and Regulation FD Disclosure.

Caterpillar Inc. issued the following press release on November 30, 2001. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

November 30, 2001

IMMEDIATE RELEASE

FORD MOTOR COMPANY AND CATERPILLAR FORM LOGISTICS ALLIANCE TO SPEED PARTS DELIVERY

DEARBORN, Mich., and PEORIA, Ill. - Ford Motor Company (NYSE: F) and Caterpillar Inc. (NYSE: CAT) have entered into a software alliance to develop a world-class logistics information system to increase the speed at which service repair parts are delivered to market. Ford and Caterpillar will jointly define the alliance's strategic direction and develop an operating blueprint for the future, with the new system and processes phased in over the next few years.

"Customer satisfaction is Ford Motor Company's Number One priority, and this software alliance with Caterpillar and the logistics services Cat will provide will be key enablers in achieving our best-in-class customer service satisfaction objectives," said Don Johnson, director, Global Parts Supply & Logistics, Ford Motor Company.

The new technology will support Ford's expanded efforts to work with its dealers to provide improved service to the end customer. As announced in July 2001, Ford will place service parts inventory closer to its 5,000 U.S. dealers through its "Daily Parts Advantage" delivery network -- 21 new parts distribution centers that will facilitate daily restocking of dealer inventories, reduce order-to-delivery times for service parts by 80 percent, extend dealer order cut-off times by eight hours to 11:00 p.m., improve fill rates to dealers and reduce backorders, and reduce shipping and handling damage to parts delivered to dealers.
The new technology will also allow Ford and its dealers to share parts inventory information in real time. This will improve customer service turnaround time and will eliminate waste and cost across the entire supply chain -- from dealers' parts departments to Ford's suppliers.

"Ford believes Cat Logistics is the best in the service-parts logistics business, and by combining our strengths, we will ensure the fast and accurate distribution of parts to Ford dealerships and customers," Johnson said. "This alliance is a critical element of our strategy to transform service-parts logistics into an improved and sustainable competitive advantage for Ford Motor Company."

The new logistics information system is being specially designed to accommodate the needs of global companies with diverse product lines - such as Ford and Caterpillar - and will have much greater capability than service-parts logistics systems that are currently available. The software alliance will oversee development and maintenance of the system, drawing talent from Ford and Caterpillar as well as external software providers.

"As a Ford dealer, I believe this new alliance is a major step forward," said Ralph Seekins, chairman of the Ford Division National Dealer Council. "This relationship will help dealers to better track shipments, receive the right parts on a timely basis and continually reduce parts inventory investment."

Through its Cat Logistics subsidiary, Caterpillar will provide a wide range of aftermarket logistics services to Ford, helping Ford serve its dealers and customers throughout the world.

"These services are a natural extension of the software alliance and the successful long-term third-party logistics relationship between Cat Logistics and Ford Motor Company's Land Rover brand," said Steve Wunning, head of Caterpillar's Logistics Division and vice president at Caterpillar. "By leveraging our joint know-how and our 6 Sigma methodologies, we expect to implement best-in-class methods for significantly improving parts service to dealers and customers and, at the same time, reducing costs throughout the entire distribution channel. Our logistics capabilities are directly transferable to other industries and provide a source of significant diversified growth for Caterpillar."

In addition to implementing the new logistics information technology at Ford and Caterpillar, the alliance will also market the capabilities of the new system to other customers.

About Caterpillar:

Caterpillar Inc. is the world's largest manufacturer of construction and mining equipment, diesel and natural gas engines, and industrial gas turbines. Headquartered in Peoria, Ill., the company posted 2000 sales and revenues of $20 billion. Caterpillar Logistics Services, Inc., which includes Caterpillar Logistics Client Services LLC and Caterpillar Logistics Technology Services LLC and is a wholly owned subsidiary of Caterpillar, provides a full range of logistics services to Caterpillar and nearly 40 third-party clients through a network of 75 distribution facilities. Distribution services include warehousing and operations management, warehouse planning and engineering, information technology, inventory management, transportation management, network design and logistics consulting. Additional information can be found on Caterpillar's web site at www.cat.com.

About Ford Motor Company:

      Ford Motor Company is the world's second largest automaker, with 345,000 employees and manufacturing and distribution operations in more than 200 countries on six continents. Headquartered in Dearborn, Mich., the company's calendar year 2000 revenues were $170 billion. Ford Motor Company's automotive brands include Ford, Mercury, Lincoln, Jaguar, Volvo, Mazda, Aston Martin and Land Rover. Its automotive-related services include Hertz, Quality Care and Ford Credit.   Additional information can be found on Ford's web site at www.ford.com.

For more information, contact:

Jerree Martin	Rachele Kunz
Ford Motor Company	Caterpillar Inc.
(313) 337-2699	(309) 675-5813
jmartin2@ford.com	kunz_rachele_l@cat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

By: <u>/s/ R. Rennie Atterbury III</u>
        R. Rennie Atterbury III
        Vice President

November 30, 2001